02011172

SECURITIES AND EXCHANGE COMMISSIC
Washington, D.C. 20549

Joint Report of Foreign Issuers

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Information furnished as at: 7 December, 2001

P.G.
12-7-01

This Report is a joint Report on Form 6-K filed by Reed International P.L.C. and Elsevier NV

1-13334 1-13688

1 **REED INTERNATIONAL P.L.C.**	2- **ELSEVIER NV**
(Registrant)	(Registrant)
25 Victoria Street	**Sara Burgerhartstraat 25**
LONDON	**1055 KV AMSTERDAM**
SW1H 0EX	**THE NETHERLANDS**
(Address of principal executive office)	(Address of principal executive office)

Indicate by check mark whether the registrants furnish or will furnish annual reports under cover Form 20-F or Form 40-F.

Form 20-F .√... Form 40-F .....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .... No √

<u>Schedule of Information contained in this Report</u>

Announcement relating to proposed appointment of Lord Sharman as a Non-executive Director of Reed International P.L.C. and Reed Elsevier plc and as a member of the Supervisory Board of Elsevier NV.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants have duly caused this Report to be signed on their behalf by the undersigned, thereunto duly authorized.

Reed International P.L.C.
Registrant

L DIXON

By: L DIXON

Title: Deputy Secretary

Date: 7 December, 2001

Elsevier NV
Registrant

L DIXON

By: L DIXON

Title: Authorised Signatory

Date: 7 December, 2001

REED ELSEVIER

News Release

07 December 2001

Issued on behalf of Reed International P.L.C. and Elsevier NV

Reed Elsevier Appoints Lord Sharman as a Non-Executive Director

Reed Elsevier announced today the appointment of Lord Sharman as a non-executive director to the company. Lord Sharman will join the Board on 1st January 2002. It is proposed that he will assume chairmanship of the Audit Committee when David Webster, its current chairman, retires from the Board at the conclusion of the Annual General Meeting in April 2002.

Lord Sharman will also join the Board of Reed International P.L.C. on the same date and will be proposed for election to the Elsevier NV Board at its Annual General Meeting in 2002.

Lord Sharman is a chartered accountant, having spent 33 years at KPMG, the accounting and professional services firm, before his retirement in 1999. He was Chairman of KPMG Worldwide from 1997 to 1999 having been elected UK Senior Partner in 1994. Lord Sharman spent 11 years of his career with KPMG in Europe, the latter five as head of the company's business in The Netherlands.

He is currently the non-executive chairman of Aegis plc and a non-executive director of BG plc, AEA Technologies plc and Youngs Brewery plc.

Commenting on the appointment, Morris Tabaksblat, Chairman, of Reed Elsevier plc, said: "Colin Sharman brings a broad experience in financial and business matters to his role as a director and is well suited to be chairman of the Audit Committee. We are delighted to welcome him to the Board."

There are no further matters to be disclosed in accordance with paragraph 16.4 of the Listing Rules of the UK Listing Authority.

-ends-

For further information please contact:

Catherine May, Reed Elsevier, tel +44 (0) 20 7222 8420

Notes to editors

Reed Elsevier plc

Reed Elsevier plc is a world leading publisher and information provider. It is owned equally by its two parent companies, Reed International P.L.C and Elsevier NV. The parent companies are listed on the London, Amsterdam and New York Stock Exchanges, under the following ticker symbols: London: **REED**; Amsterdam: **ELSN**; New York: **RUK, ENL.**

In 2000, Reed Elsevier made adjusted profit before taxation of £690 million ($1,042million) on turnover of £3,768 million ($5,690 million). The group employs 38,000 people, including nearly 20,000 in North America.

Operating in the scientific, legal, educational and business-to-business sectors, Reed Elsevier provides high value and flexible information solutions to professional end users, with increasing emphasis on internet delivery.

Further information on Reed Elsevier can be found on the company's website at *www.reedelsevier.com*